Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1 Identity of Company

1.1	Name and Address of Company

Sandstorm Gold Ltd.
Suite 1400 - 400 Burrard Street
Vancouver, BC V6C 3A6

Reference to the ‟Company” in this Business Acquisition Report includes the Company and its direct and indirect subsidiaries, unless otherwise indicated or the context otherwise requires.

1.2	Executive Officer
Erfan Kazemi
Chief Financial Officer
Telephone: (604) 689-0234

Item 2 Details of Acquisition

2.1	Nature of Business Acquired

Summary

On February 17, 2015, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with Gold Royalties Corporation. (“Royalties”) pursuant to which it was agreed that the Company would acquire all of the issued and outstanding common shares of Royalties (“Royalties Shares”), other than the Royalties Shares already owned by the Company, by way of a court-approved statutory plan of arrangement under section 193 of the Business Corporations Act (Alberta) (the “Arrangement”). Pursuant to the terms of the Arrangement Agreement, it was agreed that, upon completion of the Arrangement, the shareholders of Royalties (the “Royalties Shareholders”), other than the Company, would receive common shares of the Company on the basis of 0.045 of a fully paid and non-assessable common share of the Company (the “Consideration Shares”) (the Consideration Shares, being the “Consideration”) for each Royalties Share held. Completion of the Arrangement was subject to the approval of the: (i) Royalties Shareholders by way of special resolution at a special meeting held on April 23, 2015 (the “Royalties Shareholder Meeting”), (ii) Court of Queen’s Bench of Alberta, (iii) Toronto Stock Exchange, and (iv) the TSX Venture Exchange. All of the required approvals were obtained and, on April 28, 2015, the Company completed the Arrangement and issued an aggregate of 1,161,720 Consideration Shares to the Royalties Shareholders (other than the Company).

Business of Royalties

Royalties is a growth-orientated gold royalty business which acquires and holds gold royalty assets for investment purposes. At the time of completion of the Arrangement, Royalties had a portfolio of 18 royalties on 13 mining projects located in Canada, including one royalty which is generating cash flow from gold production.

Royalties is a public company and its common shares were listed for trading on the TSX Venture Exchange until May 4, 2015, when its common shares were voluntarily de-listed.

2.2	Acquisition Date

On February 26, 2015, the Company acquired 2,836,603 Royalties Shares.

On April 28, 2015, pursuant to the Arrangement, the Company acquired the remaining 25,815,960 issued and outstanding Royalties Shares.

2.3	Consideration

(a)	on February 26, 2015, the Company purchased 2,836,603 Royalties Shares at a price of C$0.20 per Royalties Share from an arms-length party for consideration of C$567,320.60 and the source of funds for this acquisition was cash on hand; and

(b)	on April 28, 2015, upon completion of the Arrangement, the Company acquired the remaining 25,815,960 Royalties Shares by issuing an aggregate of 1,161,720 Consideration Shares to the Royalties Shareholders (other than the Company). The Royalties Shareholders (other than the Company) each received 0.045 of a Consideration Share for each Royalties Share held.

2.4	Effect on Financial Position

As of the current date, the Company has no current plans or proposals for material changes in its business affairs or the affairs of Royalties. The financial results of the combination are reflected in the attached pro forma financial statements and will be reflected in future filings where appropriate. The effect may have a significant effect on the results of operations and financial position of the Company.

2.5	Prior Valuations

Although the Arrangement constituted a “business combination” under Multilateral Instrument 61-101 - Protection of Minority Holders in Special Transactions (“MI 61-101”), Royalties was exempt from the formal valuation requirements under MI 61-101 because Royalties was listed on the TSX Venture Exchange. However, in connection with the Arrangement, the Board of Royalties (the “Board”) engaged Evans & Evans, Inc. (“Evans”) to act as financial advisor to the Board to prepare and deliver to the Board an opinion as to the fairness of the Consideration offered pursuant to the Arrangement, from a financial point of view, to the Royalties Shareholders other than the Company. Evans prepared and delivered its fairness opinion dated February 17, 2015 (the “Evans Fairness Opinion”) to the Board. A copy of the Evans Fairness Opinion is attached as Appendix D to the Royalties Management Information Circular dated March 23, 2015 which was mailed to all registered shareholders of Royalties and was filed on SEDAR at www.sedar.com on March 27, 2015.

Fairness Opinion Conclusions

Evans was of the opinion that, as of the date of the Evans Fairness Opinion, and subject to the assumptions, limitations and qualifications set forth in the Evans Fairness Opinion, the Consideration to be received by the Royalties Shareholders pursuant to the Arrangement was fair, from a financial point of view, to the Royalties Shareholders (excluding the Company).

2.6	Parties to Transaction

The Arrangement pursuant to which the Company acquired its interest in Royalties was not conducted directly with an informed person (as defined in National Instrument 51-102), associate or affiliate of the Company.

2.7	Date of Report

May 15, 2015.

Item 3 Financial Statements and Other Information

As required by Part 8 of National Instrument 51-102, the following financial statements are included in this Business Acquisition Report:

Financial statements which are incorporated by reference into this Business Acquisition Report are listed below:

•	Audited Consolidated Financial Statements of Royalties for the years ended December 31, 2014 and December 31, 2013 as filed on SEDAR on April 24, 2015.

Financial statements and other information which are attached as schedules and form a part of this Business Acquisition Report are listed below:

•	Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company as at and for the year ended December 31, 2014, which are attached hereto as Schedule “A”, which include:

(i)	Unaudited Pro Forma Condensed Consolidated Statement of Financial Position of the Company as at December 31, 2014;

(ii)	Unaudited Pro Forma Condensed Consolidated Statement of Income of the Company for the year ended December 31, 2014, giving effect to the acquisition of the interest in Royalties as if it had been completed on January 1, 2014, including the pro forma earnings per share based on the Pro Forma Consolidated Financial Statements; and

(iii)	Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company.

The auditors of the financial statements which are incorporated by reference and which form a part hereof have not given their consent to include their audit report in this Business Acquisition Report.

Cautionary Note Regarding Forward Looking Statements

This Business Acquisition Report contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this Business Acquisition Report and the Company does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; delays in the construction of the mines or projects in which the Company has a streaming or royalty interest; the absence of control over mining operations from which the Company will purchase gold and other precious metals and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects the Company; stock market volatility; competition; and other risks. The foregoing list of risks is not exhaustive.

Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which the Company will purchase gold and other precious metals, no material adverse change in the market price of commodities, that the mining operations in which the Company has a streaming or royalty interest will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

SCHEDULE “A”

Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company

SANDSTORM GOLD LTD.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

(UNAUDITED)

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION as at DECEMBER 31, 2014

Expressed in U.S. dollars ($000s) unaudited

	Sandstorm Gold Ltd.	Gold Royalties Corporation (see note 7(a))	Note 4	Pro Forma Adjustments	Sandstorm Gold Ltd. Pro Forma Consolidated

Cash and cash equivalents	90,224	547	(a)(b)	596	91,367
Trade receivables and other	2,746	65		-	2,811
Royalty interest held for sale	-	7,198	(a)	(7,198)	-
	92,970	7,810		(6,602)	94,178

Mineral interests and royalties	261,882	1,428	(c)	784	264,094
Investments	23,989	-		-	23,989
Deferred financing costs	2,138	-		-	2,138
Loan receivables	21,155				21,155
Deferred income tax assets	27,600	-	(c)	920	28,520
Receivables and other	1,336	-		-	1,336
	431,070	9,238		(4,898)	435,410

Trade and other payables	3,631	59		-	3,690
Convertible debenture	-	5,594	(a)	(5,594)	-
	3,631	5,653		(5,594)	3,690
Deferred income tax liabilities	5,892	-		-	5,892
	9,523	5,653		(5,594)	9,582

Share Capital	456,670	10,418	(d)	(10,418)	460,951
			(a)(e)	4,281
Reserves	21,132	2,733	(d)	(2,733)	21,132
Deficit	(17,870)	(9,566)	(a)(d)	9,566	(17,870)
Other comprehensive income	(38,385)	-		-	(38,385)
	421,547	3,585		696	425,828

Total liabilities and shareholders' equity	431,070	9,238		(4,898)	435,410

- The accompanying notes are an integral part of these pro forma condensed consolidated financial statements -

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2014

Expressed in U.S. dollars ($000s) unaudited

	Sandstorm Gold Ltd.	Gold Royalties Corporation (see note 7(b)).	Note 4	Pro Forma Adjustments	Sandstorm Gold Ltd. Pro Forma Consolidated
Sales	43,690	-		-	43,690
Royalty revenue	12,804	301		-	13,105
	56,494	301			56,795

Cost of sales, excluding depletion	14,383	-		-	14,383
Depletion	27,913	159		-	28,072
Total cost of sales	42,296	159		-	42,455

Gross profit	14,198	142		-	14,340

Expenses and other (income)
Administration expense	6,984	602		-	7,586
Project evaluation	688	-		-	688
Foreign exchange gain	(2,091)	-		-	(2,091)
Loss on revaluation of investments	951	-		-	951
Finance income	(1,596)	-		-	(1,596)
Finance expense	1,321	804		-	2,125
Other expense	25	-		-	25
Gain on bargain purchase	(2,565)	-		-	(2,565)
Mineral and royalty interest impairment	1,215	4,486		-	5,701
Income (loss) from operations	9,266	(5,750)		-	3,516
Income tax recovery	(2,249)	-		-	(2,249)
Net income (loss) for the period	11,515	(5,750)		-	5,765

Basic earnings (loss) per share	0.10	(0.23)			0.05
Diluted earnings (loss) per share	0.09	(0.23)			0.05

Weighted average number of common shares outstanding
Basic	112,852,945	25,468,227			114,014,665
Diluted	121,398,498	25,468,227			122,560,218

- The accompanying notes are an integral part of these pro forma condensed consolidated financial statements -

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Expressed in U.S. dollars ($000s) / unaudited

1.	Basis Of Presentation

These unaudited pro forma condensed consolidated financial statements have been prepared in connection with the acquisition by Sandstorm Gold Ltd. (“Sandstorm Gold” or the “Company”) of 100% of the outstanding common shares of Gold Royalties Corporation (“Gold Royalties”). All amounts are expressed in United States dollars and all values are rounded to the nearest thousand except otherwise indicated. The unaudited pro forma condensed consolidated statement of financial position of Sandstorm Gold as at December 31, 2014 and the unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2014 have been prepared, for illustrative purposes only, to give effect to the acquisition of 100% of the outstanding common shares of Gold Royalties by Sandstorm Gold pursuant to the assumptions described in notes 3 and 4 of these unaudited pro forma condensed consolidated financial statements. These unaudited pro forma condensed consolidated financial statements have been prepared based on financial statements which were in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and have been compiled from the following historical information:

a)	A pro forma condensed consolidated statement of financial position combining:
i.	The audited consolidated statement of financial position of Sandstorm Gold as at December 31, 2014; and
ii.	The audited consolidated statement of financial position of Gold Royalties as at December 31, 2014.

b)	A pro forma condensed consolidated statement of income for the year ended December 31, 2014 combining:
i.	The audited consolidated statement of income (loss) of Sandstorm Gold for the year ended December 31, 2014; and
ii.	The audited consolidated statement of loss and comprehensive loss of Gold Royalties for the year ended December 31, 2014.

The pro forma consolidated statement of financial position as at December 31, 2014 has been prepared as if the transactions described in notes 3 and 4 had occurred on December 31, 2014. The pro forma condensed consolidated statements of income for the year ended December 31, 2014 has been prepared as if the transactions described in notes 3 and 4 had occurred on January 1, 2014.

The unaudited pro forma condensed consolidated financial statements are not intended to reflect the financial performance or the financial position of Sandstorm Gold, which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded upon consummation of the agreement will likely differ from those recorded in the unaudited pro forma condensed consolidated financial statement information. Similarly, the calculation and allocation of the purchase price has been prepared on a preliminary basis and is subject to change as a result of several factors, which could include among others, changes in estimates of the fair values of assets acquired and liabilities assumed. The pro forma financial information is not necessarily indicative of the financial performance that may be obtained in the future.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Sandstorm Gold for the year ended December 31, 2014 and the notes thereto, and the audited consolidated financial statements of Gold Royalties for the year ended December 31, 2014 and the notes thereto.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated financial statements are those set out in Sandstorm Gold’s audited consolidated financial statements as at December 31, 2014. In preparing the unaudited pro forma condensed consolidated financial statements, a review was undertaken to identify accounting policy differences between Sandstorm Gold and Gold Royalties where the impact was potentially material. The significant accounting policies of Gold Royalties conform in all material respects to those of Sandstorm Gold.

3.	PRO FORMA PURCHASE PRICE ALLOCATION

On February 18, 2015, Sandstorm Gold announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) pursuant to which Sandstorm Gold would acquire 100% of the outstanding common shares in the capital of Gold Royalties (the “Gold Royalties Shares”) by way of a statutory plan of arrangement (the “Arrangement”).

Upon completion of the Arrangement, the shareholders of Gold Royalties shareholders, other than Sandstorm Gold, received common shares of Sandstorm Gold (the “Sandstorm Shares”) on the basis of 0.045 of a Sandstorm Share for each one Gold Royalties Share held. Based on Sandstorm Gold’s closing share price on April 28, 2015, the total value of the share consideration to acquire the common shares of Gold Royalties not already owned by Sandstorm was approximately $4.3 million (C$5.1 million).

In accordance with the terms of the outstanding warrants to acquire Gold Royalties Shares (each, a “Gold Royalties Warrant”), each holder of a Gold Royalties Warrant outstanding immediately prior to the effective time of the Arrangement will receive on subsequent exercise of such holder’s Gold Royalties Warrant, in accordance with its terms, for the same aggregate consideration payable for such warrant, 0.045 of a Sandstorm Share. The fair value of the Gold Royalties Warrants are not significant.

In addition, in accordance with the terms of the outstanding options to acquire Gold Royalties Shares (each, a “Gold Royalties Option”), each holder of a Gold Royalties Option outstanding immediately prior to the effective time of the Arrangement will receive on subsequent exercise of such holder’s Gold Royalties Option, in accordance with its terms, for the same aggregate consideration payable for such option, 0.045 of a Sandstorm Share. As at the date of the completion of the Arrangement, all Gold Royalties Options held by any person that was a director or officer of Gold Royalties immediately prior to the effective time of the Arrangement were extended to the original expiry dates thereof, notwithstanding that any such former directors or officers may cease to be eligible optionees under the Gold Royalties stock option plan. The fair value of the Gold Royalties Options are not significant.

In accordance with IFRS 3 - Business Combinations, the total consideration of $4.8 million, which represents the Sandstorm Gold shares issued of $4.3 million and $0.5 million of Gold Royalties Shares already owned by Sandstorm Gold, was allocated to the identifiable assets acquired and liabilities assumed as follows:

Consideration:

Sandstorm Shares issued (1,161,720 common shares)	$ 4,281
Gold Royalties Shares owned by Sandstorm Gold	472
$ 4,753

Allocation of acquisition costs:

Cash and cash equivalents	$ 1,615
Trade receivables and other	65
Royalty interests in mineral properties	2,212
Deferred income tax assets	920
Trade and other payables	(59)
$ 4,753

The transaction will be accounted for as a business combination. For the purposes of preparing these consolidated pro forma consolidated financial statements, the value of the Sandstorm Gold common shares issued was calculated at a price of CAD $4.43, representing Sandstorm Gold’s closing price on April 28, 2015.

Sandstorm Gold has estimated the fair value of the assets acquired to be equal to their carrying value except for the interest in royalties which were estimated to have a fair value of $2.2 million and deferred tax assets of $0.9 million.

The Company will complete a valuation of the fair value of the net assets of Gold Royalties acquired. Therefore, it is likely that the fair values of the assets acquired and liabilities assumed will vary from those shown above and the differences may be material. The determination of the fair value of the assets acquired and liabilities assumed is based upon management’s preliminary estimates and certain assumptions. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed above as further analysis is completed. Consequently, the actual fair values of the assets acquired and liabilities assumed may be different than those in the unaudited pro forma condensed consolidated statements.

4.	PRO FORMA business combination adjustments

The unaudited pro forma condensed consolidated statement of financial position reflects the following adjustments as if the business combination of Gold Royalties had occurred on December 31, 2014.

a)	Subsequent to December 31, 2014 but prior to the closing of the Arrangement, Gold Royalties sold their royalty interest held for sale for proceeds of $7.0 million. The proceeds were partly used to retire the convertible debenture for $6.0 million. Gold Royalties recorded a $0.2 million share issuance as part of the consideration to retire the convertible debenture, and $0.8 million of non-cash accretion expense and interest expense for accounting purposes between the year ended December 31, 2014 and the date of the convertible debenture was retired. For the purposes of the pro forma statement of financial position, the royalty interest held for sale and the convertible debenture have been reduced by $7.2 million and $5.6 million, respectively, and cash and cash equivalents has been increased by $1.1 million to reflect the transaction. The royalty held for sale and the convertible debenture were not included in the pro forma purchase allocation because they will not be acquired at the time of closing of the Arrangement.

b)	To record Sandstorm Gold’s purchase of 2,836,603 common shares of Gold Royalties for total consideration of $0.5 million.

c)	To increase the carrying value of Gold Royalties’ royalty interest by $0.8 million to its fair value and record a deferred income tax asset of $0.9 million.

d)	To eliminate Gold Royalties share capital, deficit, and reserves.

e)	To record the issuance of 1,161,720 Sandstorm Shares in exchange for the Gold Royalties’ common shares not already owned by Sandstorm Gold for consideration of $4.3 million.

The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2014 reflects the following adjustments as if the business combination of Gold Royalties had occurred on January 1, 2014.

f)	The depletion expense related to the increase in the value of the mineral interests and royalties is nominal and has not been reflected in the pro forma adjustments.

g)	Transaction costs incurred in connection with the business combination were nominal, and have not been reflected in the pro forma adjustments.

5.	PRO FORMA earnings per share

The weighted average shares outstanding for Sandstorm Gold have been adjusted to reflect the additional shares resulting from the transaction described in notes 3 and 4 effective January 1, 2014.

Year ended December 31, 2014
Basic weighted average number of common shares	112,852,945
Shares issued for acquisition of Gold Royalties	1,161,720
Pro forma basic weighted average number of common shares	114,014,665

Diluted weighted average number of common shares	121,398,498
Shares issued for acquisition of Gold Royalties	1,161,720
Pro forma diluted weighted average number of common shares	122,560,218

6.	capital stock

Sandstorm Gold’s issued number of common shares as at December 31, 2014 has been adjusted to reflect the additional shares of the Company issued resulting from the transaction described in note 3 and 4 as follows:

Sandstorm Gold issued common shares as part of the transaction described in notes 3 and 4 at December 31, 2014 as follows:

December 31, 2014
Issued and outstanding	117,478,182
Shares issued for acquisition of Gold Royalties	1,161,720
Pro forma balance, December 31, 2014	118,639,902

7.	conversion of Gold royalties historical financial statements to united states dollars

These unaudited pro forma condensed consolidated financial statements are presented in United States dollars unless otherwise stated. Accordingly, the financial information of Gold Royalties used to construct the unaudited pro forma condensed consolidated financial statements, including the consolidated statement of financial position as at December 31, 2014, and the consolidated statement of loss for the year ended December 31, 2014 were converted from Canadian dollars (“CAD”) to United States dollars using the following exchange rates, which are reflective of the exchange rates for the periods presented:

As at December 31, 2014 - $0.8620

For the year ended December 31, 2014 - $0.9054

a)	Gold Royalties consolidated statement of financial position at December 31, 2014, translated at the rate of $0.862
	December 31, 2014 (CAD)	December 31, 2014 (USD)
Cash and cash equivalents	635	547
Accounts receivable and other	75	65
Royalty interest held for sale	8,350	7,198
	9,060	7,810

Royalty interest	1,657	1,428
	10,717	9,238

Accounts payable and accrued liabilities	67	59
Convertible debenture	6,490	5,594
	6,557	5,653

Equity
Share capital	12,086	10,418
Reserves	3,171	2,733
Deficit	(11,097)	(9,566)
Total equity	4,160	3,585
Total liabilities and equity	10,717	9,238

b)	Gold Royalties consolidated statement of loss and comprehensive loss for the year ended December 31, 2014, translated at the rate of $0.9054.

	Year ended December 31, 2014 (CAD)	Year ended December 31, 2014 (USD)
Royalty revenue	332	301
Depletion	(176)	(159)
Gross profit	156	142

Expenses
Administration expense	665	602
Finance cost	888	804
Impairment - royalty interest	4,955	4,486
Loss for the year	(6,352)	(5,750)

Basic loss per share	(0.25)	(0.23)
Diluted loss per share	(0.25)	(0.23)

Basic	25,468,227	25,468,227
Diluted	25,468,227	25,468,227